UNITED STATES
SECURITIES AND EXCHANGE COMMIS
Washington, D.C. 20549

11019264

/AL
123
3
.00

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 10 (MM/DD/YY) AND ENDING 12 / 31 / 10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox River Execution Technology, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

2100 Enterprise Avenue
(No. and Street)

Geneva	Illinois	60134-4101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sharp, Chief Financial Officer — 630-482-5145
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David P. Sharp**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fox River Execution Technology, LLC**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David P. Sharp
Signature

Chief Financial Officer
Title

Joleen Graske 2/25/11
Notary Public

OFFICIAL SEAL
JOLEEN GRASKE
Notary Public - State of Illinois
My Commission Expires Oct 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Fox River Execution Technology, LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Member of
Fox River Execution Technology, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fox River Execution Technology, LLC (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Fox River Execution Technology, LLC
Statement of Financial Condition
December 31, 2010

(expressed in U.S. Dollars)

Assets	
Cash and cash equivalents	$ 9,941,371
Receivables from clearing brokers	4,079,393
Receivables from institutional customers	1,783,980
Fixed assets, at cost,	
less accumulated depreciation and amortization of $1,391,360	3,106,274
Other assets	604,530
Total assets	$ 19,515,548
Liabilities and Member's Equity	
Due to affiliates	$ 1,188,943
Accrued employee compensation and benefits	979,021
Accounts payable and accrued expenses	426,954
Securities sold short, at fair value	74,988
Total liabilities	2,669,906
Member's Equity	16,845,642
Total Liabilities and Member's Equity	$ 19,515,548

The accompanying notes are an integral part of this financial statement.

1. Organization

Fox River Execution Technology, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system. The Company has entered into clearing agreements with unrelated broker-dealers to process and clear all of the Company's securities transactions. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule; all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

At December 31, 2010, the Company's clearing broker-dealers were Goldman Sachs Execution and Clearing, L.P., JP Morgan Clearing Corporation, and Assent LLC, an affiliated entity.

The Company was organized as a limited liability company on June 21, 2004, in the State of Illinois. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement.

Prior to July 19, 2010 (the "Transaction Date"), the Company was primarily owned by CRT Holdings, LLC, which was controlled by Joseph J. Ritchie. On the Transaction Date, 100% of the interests in the Company were acquired by Online Securities Processing, Inc.(the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of SunGard Investment Ventures, LLC, whose ultimate parent is Sungard Data Systems, Inc. The Company continues to operate under the same name as a wholly-owned subsidiary of the Purchaser, engages in the same business activities, and has the same management. The Company accounted for the purchase transaction in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 815 "*Business Combinations*" and as a result, the financial statement is presented using the old basis.

As a registered broker-dealer, the Company was required to submit a continuing membership application to FINRA prior to completing the transaction with the Purchaser. The application was approved in June and a new FINRA Membership Agreement was executed by the Company on July 19, 2010.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in preparation of the financial statement.

Basis of Accounting

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America. The Company maintains its financial records in United States dollars. For financial reporting purposes, the Company follows the accrual method of accounting.

Use of estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition.

Fair value of financial instruments
Financial instruments are recorded on trade date and reflected at fair value.

Fixed assets
Fixed assets include computer equipment, furniture and fixtures, commercial software, and leasehold improvements, and are carried at cost less accumulated depreciation and amortization. Computer equipment is depreciated using the straight-line method over an estimated useful life of five years, furniture and fixtures are depreciated using the straight-line method over an estimated useful life of seven years, computer software is depreciated using the straight-line method over an estimated useful life of three years and leasehold improvements are amortized over the remaining term of the lease which is lower than the life of the improvement.

Dividends and interest
Dividend income and expense are recognized on the ex dividend date. Interest income and expense are recognized on an accrual basis.

Commissions
Commissions from customer transactions are recorded as earned on trade date.

Trade routing fees
Trade routing fee revenue from customer transactions represents commissions earned on trade signals generated by the Company and sent to the customer for execution. Trade routing fees are recorded on trade date as earned.

Security transactions
Security transactions are recorded on a trade-date basis.

Income taxes
Prior to the Transaction Date the Company elected to be treated as a partnership for tax purposes, and therefore was not separately liable for income taxes. The Company's members were responsible for the taxation of income or loss of the Company. Subsequent to the Transaction Date, the Company became a single member LLC and elected to be treated as a disregarded entity for income tax purposes. The Company is reported as a separate entity in the member's consolidated federal tax return. The member has elected not to push down any tax provision.

The Company is not subject to Federal, state or local taxes. Accordingly, no provision for Federal, state or local income taxes has been made in the accompanying financial statement as the member is responsible for its proportionate share of the Company's taxable income.

The Company applies authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company's management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statement is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

3. Receivables From Clearing Brokers

Receivables from clearing brokers generally include margin deposits and as of December 31, 2010, receivables from clearing brokers consist of:

Cash	$ 790,358
Money Market Fund	3,289,035
Total receivables from clearing brokers	$ 4,079,393

4. Fixed Assets

As of December 31, 2010, fixed assets included the following:

Computer equipment	$ 3,728,446
Furniture and fixtures	329,283
Commercial software	245,277
Leasehold improvements	194,628
	4,497,634
Accumulated depreciation and amortization	(1,391,360)
Fixed assets, net of accumulated depreciation and amortization	$ 3,106,274

5. Fair Value Measurements

The Company follows fair value standards for measuring the fair value of securities owned, and sold, not yet purchased. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities ("Level 1") and the lowest priority to unobservable inputs ("Level 3"). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under the accounting guidance for fair value measurements are described below:

Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I represent money market funds, listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant change in a Level 2 input could result in a Level 2 instrument becoming a Level 3 instrument.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management

judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company's financial instruments are reported at fair value using quoted market prices.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2010.

	Assets and Liabilities at Fair Value			
	Level 1	Level 2	Level 3	Total
Assets				
Receivable from clearing brokers				
Money Market Fund	$3,289,035	$ -	$ -	$3,289,035
Liabilities				
Securities sold short	$ 74,988	$ -	$ -	$ 74,988

6. Related Party Transactions

The Company pays amounts to entities affiliated through common control or ownership both for services provided and allocations of costs that are paid by certain affiliates and then allocated among various affiliated entities.

The Company reimburses SunGard Data Systems, Inc., for its allocation of employee health and insurance benefits, 401(k) contributions, and other miscellaneous expenses.

The Company reimburses Automated Securities Clearance, LLC, an affiliate, for payroll payments made to the Company's employees.

The Company clears certain customer accounts through Assent, LLC, an affiliate, and as a result pays clearing charges and fees.

The Company maintains an offsite data center operated by Assent LLC where it houses computer servers for customer trade execution.

At the end of 2010, the Company began implementation of a disaster recovery center which is expected to become operational in 2011. The initial setup of the site was performed SunGard Computer Services, LLC, an affiliate

7. Savings Plans

The Company participates in Sungard Data Systems, Inc. 401(k) defined contribution Plan (the "Plan") covering substantially all Company employees. The Plan provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations including a limitation on the Company's contributions to 4% of the employee's compensation.

8. Financial Instruments with Off-Balance Sheet and Market Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker-dealers. The Company provides execution services, and the clearing broker-dealers carry the accounts of the customers and are responsible for the collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing brokers.

The Company clears all of its trades through three clearing brokers. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

The Company is exposed to credit risk from the potential inability of counterparties to perform in accordance with the terms of the contract.

Securities sold short represent obligations of the Company to make future delivery of specific securities and correspondingly may create an obligation to purchase the deliverable at prevailing market prices. As such, the future satisfaction of these obligations may be at amounts greater than that recorded in the statement of financial condition.

The Company maintains deposits at a bank in excess of federally insured limits. The Company does not anticipate nonperformance by the bank and has a policy of monitoring, as considered necessary, the creditworthiness of the bank.

The Company is required to maintain balances with each of its clearing brokers which can fluctuate on based on trading activities.

9. Commitments and Contingencies

The Company rents office space under a lease agreement that became effective on August 1, 2009 and expires on November 30, 2014. Minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2011	$ 252,983
2012	258,043
2013	263,204
2014	244,062
	$ 1,018,292

In connection with the lease, the Company delivered to the landlord an unconditional and irrevocable letter of credit in the amount of $122,987, which expires on September 1, 2011, but will be automatically extended for one year unless cancelled on at least 30 days prior written notice.

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

10. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $11,100,834 and $172,995, respectively. The Company's ratio of aggregate indebtedness to net capital was .23 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

11. Subsequent Events

The Company has evaluated the events and transactions that have occurred through February 25, 2011, the date the statement of financial condition was available to be issued, and noted no items requiring adjustment to the statement of financial condition or additional disclosures.

Fox River Execution Technology, LLC

Statement of Financial Condition
December 31, 2010

Available for Public Inspection

pwc

Report of Independent Accountants

To the Member of
Fox River Execution Technology, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Form SIPC-7 ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Fox River Execution Technology, LLC (the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Agreed payments of $37,141 and $29,348 made on July 26, 2010 and February 23, 2011, respectively, to check #3179 and #4001 provided by the Company, noting no differences. We also agreed each disbursement to the respective journal entry in the general ledger nothing no differences. The total of these disbursements in the amount of $66,489. was agreed to Form SIPC-7, page 1, item 2A

2. Compared the Total Revenue amount reported in the statement of income included in the audited financial statements for the year ended December 31, 2010, with the Total Revenue amount of $30,190,449 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared additions on item 2b line 2 of $850,767 to working papers and the general ledger for the year ended December 31, 2010 provided by the Company, noting no differences.
   b. Compared additions on item 2b line 4 of $12,799 to working papers and the general ledger for the year ended December 31, 2010 provided by the Company, noting no differences.
   c. Compared deductions on item 2c line 3 of $4,458,367 to working papers and the general ledger for the year ended December 31, 2010 provided by the Company, noting no differences.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $26,595,648 and $66,489, respectively of the Form SIPC-7.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066735 FINRA DEC
FOX RIVER EXECUTION TECHNOLOGY LLC 18*18
2100 ENTERPRISE AVE
GENEVA IL 60134-4101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
David Sharp 630-482-5145

2. A.	General Assessment (item 2e from page 2)	$ 66,489
B.	Less payment made with SIPC-6 filed (exclude interest) 07/26/10 Date Paid	(37,141)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	29,348
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 29,348
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 29,348	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fox River Execution Technology, LLC
(Name of Corporation, Partnership or other organization)

David P. Sharp
(Authorized Signature)

Dated the 23rd day of February, 2011.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 2010
and ending Dec. 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 30,190,449
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	850,767
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	12,799
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	863,566
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,458,367
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	4,458,367
2d. SIPC Net Operating Revenues	$ 26,595,648
2e. General Assessment @ .0025	$ 66,489

(to page 1, line 2.A.)